UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-30348

ECtel Ltd.
(Exact name of registrant as specified in its charter)

10 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48092, Israel
+972 3 900 2120
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, NIS 0.04 par value per share
(Titles of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, ECtel Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2010	By:	/s/ Alon Aginsky
Alon Aginsky
Director